SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    Form 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)


                                     of the


                         SECURITIES EXCHANGE ACT OF 1934



                     For the fiscal year ended June 30, 2003



              Agway, Inc. Employees' 401(k) Thrift Investment Plan
              ----------------------------------------------------
                            (Full title of the Plan)


                                   AGWAY INC.
                                   ----------
          (Name of Issuer of the securities held pursuant to the Plan)



                               333 Butternut Drive
                             DeWitt, New York 13214
                             ----------------------
 (Address of principal executive offices of the Plan and the issuer of the securities)

             AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                         Unaudited Financial Statements

                        for the year ended June 30, 2003

--------------------------------------------------------------------------------

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                             June 30, 2003 and 2002
--------------------------------------------------------------------------------



                                      INDEX
                                      -----


Unaudited Financial Statements:

         Statements of Net Assets Available for Benefits
              as of June 30, 2003 and 2002...................................F-2

         Statements of Changes in Net Assets Available for Benefits
              for the years ended June 30, 2003 and 2002.....................F-3

         Notes to Financial Statements...............................F-4 to F-21


Unaudited Supplemental Schedules (Form 5500 (1) information):

         Schedule H, Part IV, Line (I).  Schedule of Assets Held at Year-End
              for Investment Purposes as of June 30, 2003........S-1.1 and S-1.2

         Schedule H, Part IV, Line (j).  Schedule of Reportable Transactions
              for the year ended June 30, 2003.............................S-2.1






















(1) Refers to Federal Form 5500 (Annual Return/Report of Employee Benefit Plan) for the Plan year ended June 30, 2003.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             June 30, 2003 and 2002
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)

                  ASSETS

                                                                                  2003                        2002
                                                                         ------------------      ------------------
BGI U.S. Equity Market Fund                                              $           31,654      $           46,981
Collective Cash Investment Funds                                                      5,138                   5,957
BGI Government/Credit Bond Index Fund                                                 7,015                   6,323
BGI Russell 2000 Equity Index Fund                                                    1,147                   1,752
Vanguard Star Fund - Conservative Growth Portfolio                                    1,222                   1,640
Vanguard Star Fund - Aggressive Growth Portfolio                                        660                     885
BGI EAFE Equity Index Fund                                                              244                     412
Loans to participants                                                                 1,166                   2,128
                                                                         ------------------      ------------------

         INVESTMENTS AT FAIR MARKET VALUE,
         EXCLUDING COMPANY SECURITY FUND*                                            48,246                  66,078

COMPANY SECURITY FUND INVESTMENTS AT PAR OR FACE VALUE - SEE BELOW*
Agway, Inc. Subordinated Money Market Certificates (Notes 1 & 3)*                    30,349                  30,349
Agway, Inc., Preferred Securities (Notes 1 & 3)*                                     17,442                  17,442
Collective Cash Investment Funds                                                      2,563                   1,159
                                                                         ------------------      ------------------
     Total Company Security Fund Investments                                         50,354                  48,950

         TOTAL INVESTMENTS*                                                          98,600                 115,028

Accrued income (Note 3)                                                                 514                     964
Contributions receivable, employer                                                        0                       0
                                                                         ------------------      ------------------

         TOTAL ASSETS*                                                               99,114                 115,992

Accrued Liabilities                                                                     303                     118
                                                                         ------------------      ------------------

              TOTAL LIABILITIES                                                         303                     118
                                                                         ------------------      ------------------

NET ASSETS AVAILABLE FOR BENEFITS*                                       $           98,811      $          115,874
                                                                         ==================      ==================

* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.


    The accompanying notes are an integral part of the financial statements.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             June 30, 2003 and 2002
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)

                                                                                2003                    2002
                                                                         ------------------      ------------------
Net (decrease) of interest in common
    collective trust and mutual funds                                    $             (537)     $           (9,796)
Interest income                                                                         795                   2,881
Dividend income                                                                         698                     798
                                                                         ------------------      ------------------
Total investment (loss) income*                                                         956                  (6,117)
                                                                         ------------------      ------------------

Contributions:
    Participants                                                                      5,828                  11,197
    Agway, Inc.*                                                                        441                     556
                                                                         ------------------      ------------------
       Total contributions                                                            6,269                  11,753
                                                                         ------------------      ------------------
       Total additions*                                                               7,225                   5,636
                                                                         ------------------      ------------------

Deductions (see Notes 1 & 3):
    Benefit payments to participants                                                 23,637                  18,839
    Trustee fees, administrative and other expenses                                     651                     406
                                                                         ------------------      ------------------
       Total deductions                                                              24,288                  19,245
                                                                         ------------------      ------------------
       Net (reductions) additions*                                                  (17,063)                (13,609)
Net assets available for benefits:
       Beginning of year                                                            115,874                 129,483
                                                                         ------------------      ------------------

Net assets available for benefits:
       End of year*                                                      $           98,811      $          115,874
                                                                         ==================      ==================


* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.










    The accompanying notes are an integral part of the financial statements.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


1.        PLAN SPONSOR BANKRUPTCY

          Agway, Inc. (the "Sponsor" or the "Company") and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002 ("Chapter 11 Proceedings"). The Trust of the Agway, Inc. Employees' 401(k) Thrift Investment Plan (the "Plan") is a legal entity separate from the Plan Sponsor and was not part of the Bankruptcy filing. However, the Plan is dependent on the Sponsor for funding the Plan employer matching contributions and the Company Securities. On April 21, 2003, the Company outlined steps it was planning to take in the Chapter 11 process by announcing that it would immediately begin exploring the potential sale of each of its remaining businesses while also exploring other strategic opportunities that could result in greater value for its creditors. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement (the "Chapter 11 Plan") to the U.S. Bankruptcy Court for the Northern District of New York ("Bankruptcy Court"). The Chapter 11 Plan is a plan of liquidation that contemplates the sale of all of the Company's assets and the distribution of available proceeds to the Company's creditors. On February 26, 2004, the Bankruptcy Court authorized the Company to solicit votes from its creditors on its Chapter 11 Plan, which provides for cash distributions to creditors of the net proceeds from the sale of all the Company's assets. As of March 31, 2004, the Company had sold all of its major assets. A confirmation hearing for the Bankruptcy Court to consider approval of the Chapter 11 Plan was held on April 21, 2004, and the Bankruptcy Court confirmed the Chapter 11 Plan on April 21, 2004, with an effective date of May 1, 2004. See
          Note 2 and Note 3 for discussion of the impacts to the Plan caused by the Company's Chapter 11 Plan.

2.        DESCRIPTION OF THE PLAN

          The following brief description of the Agway, Inc. Employees' 401(k) Thrift Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information of benefits provided under the Plan.

          General
          The Plan is a defined contribution plan covering certain eligible retirees and substantially all full-time employees of Agway, Inc. and part-time employees who have reached their first anniversary date (as defined in the Plan) and worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Changes Impacting the Company Security Fund
          Participant investors in the Company Security Fund, one of the investment options available under the Plan, own participation units in the Company Security Fund, which holds preferred stock and subordinated money market certificates of Agway, Inc. ("Company Securities") as well as cash. At June 30, 2003 and June 30, 2002, Plan assets included Company Securities which totaled $47,791 (48% and 41%, respectively, based on their par or face value) of the Plan's total assets of $98,811 and $115,874, respectively. Prior to June 14, 2002, face value was considered fair value of these securities while the Sponsor had a voluntary practice of repurchasing eligible Company Securities at face value. Effective June 14, 2002, the Sponsor suspended its voluntary practice of repurchasing eligible Company Securities when presented for repurchase. Based on the financial condition and various loan covenants of the Sponsor at that time, the Sponsor felt it prudent and in the best interest of all security holders to suspend this historical practice.

          In addition, as of June 14, 2002, all participant contributions to, transfers to or from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended by a resolution of the Company's Board of Directors amending the Plan. This resulted in a number of administrative changes to the Plan to accommodate the suspension. Historically, the Company matching contributions had been required to be directed to and maintained in the Company Security Fund. Company matching contributions made subsequent to June 14, 2002, are being allocated on a pro-rata basis to the investment elections selected by the participant, except that amounts otherwise allocated to the Company Security Fund will instead be allocated to the Cash Fund unless and until an affected participant changes his or her investment election. Also, Plan loans and hardship withdrawal procedures were modified subsequent to June 14, 2002 so that the amounts allocated to the Company Security Fund are disregarded in determining amounts that could be borrowed or withdrawn by a Plan participant. In addition, due to the suspension, certain distributions subsequent to June 14, 2002, that come from the Company Security Fund have been postponed indefinitely.

          Following the suspensions and other consequential changes to the Plan noted above, an independent professional fiduciary, State Street Bank & Trust Company ("State Street"), was hired effective August 1, 2002, with respect to the Company Security Fund. State Street had advised Agway by letter dated January 3, 2003, that, based on their preliminary investigation, potential claims might be asserted on behalf of persons with investments in the Company Security Fund under ERISA, federal securities laws, and/or state common law. See Note 8, Subsequent Events, for details of actual claims filed as well as the termination of State Street as independent professional fiduciary.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Impact of Plan Sponsor Chapter 11 Proceeding
          Historically, the Sponsor voluntarily repurchased certain of its securities. As noted above, the Sponsor ceased that practice in June 2002 and on October 1, 2002, the Sponsor and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, since September 30, 2002, the Sponsor has been prohibited from making dividend, interest, or principal payments, and no interest or dividends will accrue, on such securities due to the Company's Chapter 11 Proceeding. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, becomes effective May 1, 2004, and estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's Chapter 11 Plan, the value of the Company Security Fund has been adversely impacted and this impact could be material.

          The U.S. Trustee under the Sponsor's Chapter 11 Proceeding previously appointed a creditors' committee ("Creditors' Committee") to represent the interests of all creditors. The Committee included the indenture trustee for all Agway, Inc. subordinated debt (including the subordinated debt held by the Company Security Fund). Among others, the Committee also included State Street, with respect to the Company Security Fund of the Plan, and four individual investors in Company Securities. Subsequent to the Plan year-end, the U.S. Trustee filed a motion with the U.S. Bankruptcy Court to disband the Creditors' Committee. This motion was approved and currently no Creditors' Committee exists.

          Contributions
          Participants may elect to contribute "regular investments" of 1% to 6% of annual compensation (as defined in the Plan). These investments can be made on a "pre-tax" basis, an "after-tax" basis or a combination thereof, subject to Internal Revenue Code ("IRC") limitations. Pre-tax regular investments are designed to take advantage of Section 401(k) of the IRC and are contributed to the Plan before being subject to federal income tax and, in most cases, state income tax. After-tax regular investments are contributed to the Plan after being subject to federal and state income taxes.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Contributions (continued)
          Participants may invest an additional 1% to 9% of annual compensation (as defined in the Plan) as "additional investments" on a pre-tax basis (subject to IRC limitations) if the participant contributes the maximum 6% of regular investments. Amounts exceeding the annual pre-tax contribution limit (established pursuant to the IRC) are made on an after-tax basis based on the election of the participant.

          Participants  may  also  contribute  amounts   representing   eligible
          rollover distributions from other qualified plans.

          The Sponsor contributes to the plan an amount equal to at least 10%, but not more than 50%, of each participant's regular investment. By definition, "regular investment" is limited to 6% of annual compensation. Historically, all employer matching contributions were required to be directed to and maintained in the Company Security Fund. As noted above, on June 14, 2002, the Sponsor announced the suspension of all activity in the Company Security Fund, including contributions to, transfers to or from, withdrawals from, and new loans based on amounts in the Company Security Fund. During the suspension period, the Company matching contributions are being allocated on a pro-rata basis to the investment elections selected by the participant, except that amounts otherwise allocated to the Company Security Fund will instead be allocated to the Cash Fund unless and until an affected participant changes his or her investment election.

          The discretionary percentage of Sponsor contributions above 10% for each year of operation of the Plan is determined by the Board of Directors of the Sponsor. The Sponsor's contribution is made each pay period at a rate of 10% of the participant's regular investment. Any amount of the Sponsor's contribution greater than 10% of the participant's regular investment (as determined by the Board of Directors) is paid no later than the time prescribed by law for filing the Sponsor's federal income tax return for the applicable taxable year, including extensions for such filing.

          Participant Accounts
          Each participant's account is credited with the participant's contributions and allocations of (a) the Sponsor's contributions, (b) Plan earnings, and (c) administrative expenses. Allocation of Plan earnings, net of administrative expenses, is done on a daily basis and is based on each fund's daily net earning percentage (fund net earnings divided by fund market value) multiplied by the participant's accumulated investments and net earnings to date in the fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Vesting
          Participants vest immediately in their contributions plus actual earnings thereon and the Sponsor contributions and earnings thereon.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Investment Options
          The Plan currently provides for the following seven additional separate investment fund choices to participants: the U.S. Broad
          Market Stock Fund, Bond Fund, Cash Fund, Conservative Growth Multi-Asset Fund, Aggressive Growth Multi-Asset Fund, International
          Stock Fund, and U.S. Small Cap Stock Fund. All participant contributions and earnings thereon are participant-directed. Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments in any of the seven funds. As described above, since the June 14, 2002 suspension of activity in the Company Security Fund, employee contributions may not be directed to this fund. A participant may change the participant's investment choices or elect to transfer employee contributions on a daily basis. Sponsor and employee contributions and net earnings on amounts previously invested in the Company Security Fund may not be transferred from the Company Security Fund to other investment funds beginning June 14, 2002. As of June 30, 2003, there were 4,161 employees and former employees participating in this Plan. The number of participants under each investment fund at June 30, 2003, is as follows:

          Conservative Growth MAF  229     Company Security Fund           4,023
          Aggressive Growth MAF    241     U.S. Broad Market Stock Fund    1,951
          Cash Fund              1,266     U.S. Small Cap Stock Fund         257
          Bond Fund                863     International Stock Fund          120

          U.S. Broad Market Stock Fund
          The assets of the U.S. Broad Market Stock Fund, including earnings thereon, are invested in any common stock(s), common stock fund(s), or any security convertible into common stock issued by U.S. companies, or other types of domestic equity investments, as the Sponsor's Thrift Plan Committee may deem advisable from time to time, but which may not include shares of stock or other securities of the Sponsor or any of its subsidiaries or affiliates. The investment manager makes purchases of such securities in the open market at prices prevailing in such market on the day of purchase. Short-term obligations of the U.S. Government or other investments of a short-term nature may be purchased and held pending the selection and purchase of suitable securities. Substantially all of the Fund's investments were in the "Barclays Global Investors, N.A. ("BGI") U.S. Equity Market Fund" at June 30, 2003 and 2002, which is a common collective trust fund.

          As there is no market quotation available, the fair value of the U.S. Broad Market Stock Fund investments is based on the unit market value established by the investment manager, reduced by allocated administrative expenses. This unit value is calculated by dividing the net assets of the applicable Market Fund, stated at quoted market values and reduced by allocated administrative expenses, by the number of units outstanding.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Investment Options (continued)

          Company Security Fund
          The Company Security Fund is invested in qualified Company Securities. These qualified Company Securities include Agway, Inc. cumulative preferred stock and its subordinated money market certificates. However, if at any time when the Trustee has funds available for such investment and such prescribed securities are not available for purchase from the Sponsor, the Trustee is authorized to hold such funds in an interest bearing account, or to invest such funds in one or more securities of other corporations, as instructed by the Thrift Plan Committee, which are comparable to the prescribed securities of the Sponsor. Company Securities were purchased from the Sponsor at par value or principal amount. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. The Sponsor historically voluntarily repurchased eligible outstanding securities at par whenever holders thereof have tendered them for repurchase. As described under Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding above, the Sponsor suspended its voluntary practice of repurchasing eligible Company Securities when presented and suspended all participant contributions to, Company matching contributions to, transfers to or from, withdrawals from, and new loans based on the Company Security Fund on June 14, 2002. See Note 3, Investment Valuation, for a discussion on how these events impact the Company Security Fund.

          Bond Fund
          The Bond Fund is invested primarily in bonds of the U.S. Government and investment grade bonds of industrial, financial and utility corporations. "Investment Grade" is a term for securities of high quality that are rated BAA or better by Moody's Investor Service and BBB or better by Standard & Poor's Corporation. Substantially all of the Bond Fund investments were in the BGI "Government/Credit Bond Index Fund" at June 30, 2003 and 2002, which is a common collective trust fund. As there is no market quotation available, fair value of the Bond Fund investments is based on the unit market value established by the investment manager, reduced by allocated administrative expenses. This unit value is calculated by dividing the net assets of the Bond Index Fund, stated at quoted market value and reduced by allocated administrative expenses, by the number of units outstanding.

          Cash Fund
          The investment objective of the Cash Fund is to preserve capital and earn a competitive day-to-day interest rate. It invests in high quality, short-term money market instruments whose maturities normally will not exceed one year and are, on average, less than three months. Investments may be made in U.S. Treasury or agency obligations; obligations issued by financial, industrial, public utility, or other companies; bankers' acceptances, bank certificates of deposit or time deposits; commercial paper; and other similar obligations. The majority of investments of the Cash Fund were in the BGI "Money Market Fund" at June 30, 2003 and 2002, which is a common collective trust fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Investment Options (continued)

          Aggressive Growth Multi-Asset Fund
          The investment objective of the Aggressive Growth Multi-Asset Fund is to achieve long-term growth of capital and income. This fund does not buy securities directly; instead, it invests in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund gives exposure to a broad group of U.S. and foreign stocks and various types of bonds. Substantially all of the fund's investments were in the "Vanguard Star Fund Aggressive Growth Fund" at June 30, 2003 and 2002, which is a mutual fund.

          Conservative Growth Multi-Asset Fund
          The investment objective of the Conservative Growth Multi-Asset Fund is to seek a high level of income and moderate long-term growth of capital and income. The fund does not buy securities directly; instead, it invests in a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund gives exposure to a broad group of U.S. and foreign stocks and various types of bonds. Substantially all of the fund's investments were in the "Vanguard Star Fund Conservative Growth Fund" at June 30, 2003 and 2002, which is a mutual fund.

          International Stock Fund
          The International Stock Fund is intended for long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks. Substantially all of the fund's investments were in the "BGI EAFE Equity Index International Stock Fund" at June 30, 2003 and 2002, which is a common collective trust fund.

          U.S. Small Cap Stock Fund
          The investment objective of the U.S. Small Cap Stock Fund is long-term capital appreciation from investing in smaller U.S. companies. Substantially all of the fund's investments were in the "BGI Russell 2000 Index Fund" at June 30, 2003 and 2002, which is a common collective trust fund.

          Loans to Participants
          The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. As described above, the Company's decision on June 14, 2002, to suspend activity in the Company Security Fund prevents the use of a Plan participant's investment in this fund as part of the vested account balance used to determine the amount that may be borrowed from the Plan. With the exception of the Company Security Fund, participants may borrow up to 50% of their vested account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment funds and from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1 percent over prime. Principal and interest are paid ratably through payroll deductions.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


2.        DESCRIPTION OF THE PLAN (CONTINUED)

          Payment of Benefits
          On termination of service due to death, disability or retirement, a participant may elect, in most circumstances, to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over periods ranging from 5 to 20 years. Those installments may be made on either a monthly or annual basis. For termination of service due to other reasons, a participant can only receive the value of the vested interest in his or her account as a lump-sum distribution.

 3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, except with respect to the reporting of the value of the Company Securities, which is not in accordance with generally accepted accounting principles (GAAP), as more fully discussed in Notes 1 and 2. The financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 1 of the Plan financial statements, Agway, Inc., the Plan's Sponsor, filed for protection under Chapter 11 of the United States Bankruptcy Code on October 1, 2002. This circumstance raises substantial doubt about the Plan's ability to continue as a going concern. The Plan financial statements do not include any adjustments that might result from this uncertainty. The accounting principles and practices which affect the more significant elements of the financial statements are:

          Investment Valuation
          Agway, Inc. preferred stock and subordinated money market certificates previously were valued at par since the Sponsor historically repurchased outstanding securities at par whenever holders thereof, including the Plan, have tendered them for redemption. As described in
          Note 1, the Sponsor ceased that practice in June 2002 and on October 1, 2002, the Sponsor and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. In addition, since September 30, 2002, the Sponsor has been prohibited from making dividend, interest, or principal payments, and no interest or dividends will accrue, on such securities due to the Company's Chapter 11 Proceeding.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Investment Valuation (continued)
          The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The amended Chapter 11 Plan, filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact could be material.

          All other Plan investments are held in bank commingled trust funds ("common collective trust or mutual funds"), shares of which are valued at the net asset value of shares held by the Plan at year-end as determined by the investment manager. Participant loans are valued at cost. Purchases and sales of Plan investments are recorded on a trade-date basis.

          Income Recognition
          Interest income from investments is recognized as earned and dividends are recorded on the ex-dividend date. However, in the case of the Company Security Fund, as a result of the Sponsor's Chapter 11 Proceeding, the Sponsor is prohibited from making dividend, interest, or principal payments on such securities during the Chapter 11 Proceeding. However, the accrued interest on these securities is reflected by the Trustee as accrued income and reported as such in these financial statements, and the Plan fiduciary has also included this accrued interest in the claim filed with the Bankruptcy Court. The Plan presents in the statement of changes in net assets the net appreciation in interest in common collective trust and mutual funds, which consists of current year realized and unrealized gains or losses. However, the changes in net assets do not include any change in fair market value of the Company Securities in the Company Security Fund. Due to events discussed above, it is likely the value of the Company Security Fund has been adversely impacted and this impact could be material.

          Trustee Fees, Administrative and Other Expenses
          Trustee fees, administrative expenses and all other expenses are recognized in the period incurred. The Plan incurred approximately $70 in 2003 and $80 in 2002 in administrative expenses paid to the Plan Sponsor during the year.

          Use of Estimates
          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Risks and Uncertainties
          The Plan provides for various investment options in any combination of five common collective trust funds and two mutual funds (U.S. Broad Market Stock, Bond, Cash, Aggressive Growth Multi-Asset, Conservative Growth Multi-Asset, International Stock, or U.S. Small Cap Stock) or Company Securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Investments in Company Securities, including those held through investments in the Company Security Fund, are subject to considerable risk and uncertainty in view of the Sponsor's amended Chapter 11 Plan. See the section Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceedings included in Note 1 for discussion of impact of the Sponsor's Chapter 11 Proceeding and related events on the value of the Company Securities.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


4.        INVESTMENTS

          The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments as determined by estimated market price, except in the case of the Company Securities, for which the value represents "face" or par value. Fair market value of Company Securities is not currently determinable, and it is not presently known when such fair value will be determined. See Notes 1 and 2 for discussion of Company Security Fund value. Investments that represent 5 percent or more of the Plan's net assets are listed separately.

          INVESTMENTS AT ESTIMATED FAIR VALUE*                                  2003                    2002

                                                                          -----------------       ------------------
          U.S. Broad Market Stock Fund:
               BGI U.S. Equity Market Fund                                $           31,654      $           46,981
          Bond Fund:
               BGI Government/Credit Bond Index Fund                                   7,015                   6,323
          Collective Cash Investment Funds                                             5,138                   5,957
          Vanguard Star Fund - Conservative Growth Portfolio                           1,222                   1,640
          Vanguard Star Fund - Aggressive Growth Portfolio                               660                     885
          BGI Russell 2000 Equity Index Fund                                           1,147                   1,752
          BGI EAFE Equity Index Fund                                                     244                     412
          Loans to participants                                                        1,166                   2,128
                                                                          ------------------      ------------------
          Investments at Fair Value, Excluding Company
               Security Fund*                                             $           48,246      $           66,078

          Company Security Fund Investments at Par or Face Value - See Below*:
               Agway, Inc., Preferred Securities:
                   8% cumulative preferred stock - Series B                           17,442                  17,442
                   7% cumulative preferred stock - Series C                                0                       0
                                                                          ------------------      ------------------
                                                                                      17,442                  17,442
               Agway, Inc.:
                   Subordinated Money Market Certificates                             30,349                  30,349
               Collective Cash Investment Funds                                        2,563                   1,159
                                                                          ------------------      ------------------
          TOTAL INVESTMENTS*                                              $          98,600       $          115,028
                                                                          =================       ==================



* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


4.        INVESTMENTS (CONTINUED)

          During 2003 and 2002, the Plan's interest in common collective trust and mutual funds (including gains and losses on investments bought and sold, as well as held during the year) changed in value for the Plan years ended June 30 as follows:

          Net Increase (Decrease) in Interest in Common
          Collective Trust Funds:

                                                                                2003                    2002
                                                                         -----------------       ------------------
          BGI U.S. Equity Market Fund                                    $          (1,392)      $          (10,069)
          BGI Government/Credit Bond Index Fund                                        907                      418
          Collective Cash Investment Funds                                             113                      136
          BGI Russell 2000 Equity Index Fund                                          (131)                    (124)
          Vanguard Star Fund - Conservative Growth Portfolio                            49                      (39)
          Vanguard Star Fund - Aggressive Growth Portfolio                             (27)                     (94)
          BGI EAFE Equity Index Fund                                                   (56)                     (24)
                                                                         -----------------       -------------------
               Net decrease                                              $            (537)      $           (9,796)
                                                                         =================       ===================

5.        PLAN TRUSTEE

          The cash and investments of the Plan are held by Mellon Trust of New England, N.A., formally Boston Safe Deposit & Trust Company (the "Trustee"), under a trust agreement dated April 1, 1995. In general, the duties of the Trustee include: (1) holding assets and collecting income therefrom; (2) investing, selling or exchanging the assets of the Plan as directed by the Thrift Plan Committee or the appointed investment manager, or in the case of the Company Security Fund, effective August 1, 2002, as directed by the independent fiduciary hired by the Thrift Plan Committee; and (3) paying benefits to participants in the Plan on the written order of the Thrift Plan Committee, which is appointed by the Board of Directors of the Sponsor, or in the case of the Company Security Fund, effective August 1, 2002, as directed by the independent fiduciary hired by the Thrift Plan Committee. (See Note 8, Subsequent Events, for discussion on the termination of the Plan's independent fiduciary.) As a result of the Sponsor's Chapter 11 Proceedings, the Trustee filed various bankruptcy claims with the Bankruptcy Court regarding the Company Securities and other related matters.

6.        PLAN TERMINATION

          The Sponsor may amend or terminate the Plan. Although the Sponsor has not expressed any intent to do so, in the event the Plan is terminated or employer contributions are discontinued, all of the assets of the Plan shall be used for the benefit of participants and beneficiaries under the Plan. See Note 8, Subsequent Events, for discussion on the impacts to the Plan from the confirmation of the Company's amended Chapter 11 Plan.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


7.        FEDERAL INCOME TAX STATUS

          A favorable determination letter, dated October 8, 2003, was issued by the IRS on behalf of the Plan which stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has not been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

          Because of the uncertainty with regard to fair market value of Company Securities in the Company Security Fund and the June 14, 2002
          suspension of Plan activity related to the Company Security Fund, potential Plan qualification failures may occur with respect to required minimum distributions, periodic distributions from the Plan, small benefit cashouts or payments to alternate payees under Qualified Domestic Relations Orders. On December 31, 2002, the Company reported the potential for such violations to the IRS under the Voluntary Correction Program and has sought approval from the IRS for proposed correction measures under the circumstances and relief from any penalties. This application is pending with the IRS.

8.        SUBSEQUENT EVENTS

          Thrift Plan Litigation
          On August 26, 2003, State Street filed a civil complaint in the United States District Court for the Northern District of New York against certain former and then current members of Agway's Employee Benefit Plans Administrative Committee ("EBPAC"), Agway, Inc.'s Employee Benefit Plans Investment Committee ("EBPIC"), Agway, Inc.'s Board of Directors, as well as PricewaterhouseCoopers, the Thrift Plan auditors, and Boston Safe Deposit & Trust Company (now know as Mellon Trust of New England, N.A.), the Thrift Plan's trustee. On December 23, 2003, State Street amended its complaint (as may be further amended, the "State Street Complaint"). The State Street Complaint alleges that each of the named defendants except PwC was a fiduciary of the Thrift Plan and breached their fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the governing federal law which regulates 401(k) plans, and thus are liable to the Thrift Plan for such fiduciary breaches. The State Street Complaint alleges that Agway, Inc. debt and equity securities were improperly purchased and held by the Company Security Fund at face value, that the "fair market value" of the Agway, Inc. securities was substantially lower, that the resulting "overpayment" by the Thrift Plan for these Agway, Inc. securities constituted a prohibited transaction under ERISA, and that the Thrift Plan fiduciaries should not have continued to purchase and hold Agway, Inc. securities in the Company Security Fund at or after some unspecified point in time when, State Street alleges, Agway, Inc.'s financial condition rendered these securities an unreasonable and imprudent investment option for the Thrift Plan.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


8.       Subsequent Events (continued)

          Thrift Plan Litigation (continued)
          The State Street Complaint seeks the recovery of damages, the certification of a class certified as class representatives, and the award of attorneys' fees.

          The holders of Thrift Plan litigation claims, as defined in the Company's Chapter 11 Plan, may be entitled to receive a more favorable overall treatment on account of their debt securities claim than the treatment afforded under the Company's Chapter 11 Plan to other holders of general unsecured claims, as defined in the Company's Chapter 11 Plan, due to their alleged potential entitlements under certain insurance policies. Depending on the outcome of the State Street litigation, the holders of Thrift Plan litigation claims ultimately may receive a distribution of insurance proceeds as well as a distribution under the Chapter 11 Plan as holders of general unsecured claims. To the extent that a holder of a beneficial interest in the liquidating trust receives a recovery in respect of its claim from a source other than the liquidating trust, such as from the proceeds of Agway, Inc.'s insurance policies, the liquidating trustee may, in its reasonable discretion, and after written notice and an opportunity to be heard by the Bankruptcy Court in accordance with section 102 of the Bankruptcy Code, reduce such holder's claim against Agway by the amount of such recovery attributed to such holder's debt security claim to effectuate a more equitable distribution among the holders of general unsecured claims, and to ensure that no such holder obtains an aggregate recovery exceeding 100% of its claim.

          Termination of Company Payments to Independent Fiduciary
          The Independent Fiduciary of the Company Security Fund, State Street, has been notified by the Thrift Plan Committee that on the later of April 30, 2004 or the effective date of Agway, Inc.'s amended Chapter 11 Plan, the Company will cease making payments for State Street's services as independent fiduciary.

          Upon the effective date of the Company's Chapter 11 Plan, general responsibility for asset management of the Plan will transfer from the Thrift Plan Committee of Agway, Inc. to the Bankruptcy Court appointed liquidating trustee. The liquidating trustee will then continue to work with the litigation attorneys with respect to any attorney expenses and contingency-based attorney fees to be paid from the Company Security Fund assets.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


8.        SUBSEQUENT EVENTS (CONTINUED)

          Confirmed Chapter 11 Plan
          As described in Note 1, a hearing to confirm the Company's second amended Chapter 11 Plan was held on April 21, 2004, and the Bankruptcy Court confirmed the Chapter 11 Plan on April 21, 2004, with an effective date of May 1, 2004. With the Chapter 11 Plan receiving approval and a Chapter 11 Plan effective date at or about April 30, 2004 in combination with the steady wind-down of the affairs of the Company, April 30, 2004 is expected to be the last day of employment for all remaining active employees. Subsequent to this date, the employees required to complete the remaining tasks will be hired by an independent employee leasing organization. As a result, all contributions to the Plan from either the participants or the Company will cease upon the completion of the final Agway payroll processing. At that point, it is expected that all terminated Agway employees will thereafter be able to liquidate the balance of their Plan investment, with the exception of the Company Security Fund. The value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of the litigation pending as described earlier in this Note. It is expected that there will be an initial distribution of the Company Security Fund assets to participants shortly after the effective date of the Company's Chapter 11 Plan, followed by one or more supplemental distributions. Finally, upon the confirmation of the Company's Chapter 11 Plan, the liquidating trustee will be authorized to act as a named fiduciary for the Plan and to perform any and all acts necessary or desirable to accomplish the purposes of the Thrift Plan, including, but not limited to, authority to appoint one or more fiduciaries for the Thrift Plan with respect to prosecution of any Thrift Plan litigation and to amend the Thrift Plan to effect the foregoing.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


9.       ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                                  June 30, 2003
                                                              -----------------------------------------------------
                                                                Participant       Non-Participant
                                                              Directed Funds        Directed              Total
                                                              --------------      -------------      --------------
         Investments*                                        $       80,876       $      17,725      $       98,601
         Accrued income                                                 286                 227                 513
         Contributions receivable, employer                               0                   0                   0
         Cash - Clearing Account                                          0                   0                   0
                                                             --------------       -------------      --------------

         TOTAL ASSETS*                                               81,162              17,952              99,114

         Accrued liabilities                                            303                   0                 303
                                                             --------------       -------------      --------------

         NET ASSETS AVAILABLE FOR BENEFITS*                  $       80,859       $      17,952      $       98,811
                                                             ==============       =============      ==============



                                                                                  June 30, 2002
                                                             -------------------------------------------------------
                                                                Participant       Non-Participant
                                                             Directed Funds          Directed                Total
                                                             --------------       -------------      ---------------

         Investments*                                        $       97,846       $      17,182      $      115,028
         Accrued income                                                 625                 339                 964
         Contributions receivable, employer                               0                   0                   0
                                                              -------------       -------------      --------------

         TOTAL ASSETS*                                               98,471              17,521             115,992

         Accrued liabilities                                           (111)                 (7)               (118)
                                                             --------------      ---------------     --------------
         NET ASSETS AVAILABLE FOR BENEFITS                   $       98,360      $       17,514      $      115,874
                                                             ==============      ===============     ==============


* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


10. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                       For the Year Ended June 30, 2003
                                                             ------------------------------------------------------
                                                              Participant          Non-Participant
                                                             Directed Funds           Directed            Total
                                                             --------------       -------------      --------------

         Net increase (decrease) of interest in
             collective investment funds                     $         (537)      $           0      $         (537)
         Interest income                                                555                 240                 795
         Dividend income                                                452                 246                 698
                                                             --------------       -------------      --------------
              Total investment (loss) income*                           470                 486                 956
                                                             --------------       -------------      --------------

         Contributions:
           Participants                                               5,828                   0               5,828
           Agway, Inc.*                                                 441                   0                 441
                                                             --------------       -------------      --------------
                                                                      6,269                   0               6,269
                                                             --------------       -------------      --------------

              Total additions*                                        6,739                 486               7,225
                                                             --------------       -------------      --------------

         Deductions:
           Benefit payments to participants                          23,570                  67              23,637
           Administrative expenses                                      620                  31                 651
                                                             --------------       -------------      --------------

              Total deductions                                       24,190                  98              24,288
                                                             --------------       -------------      --------------

         Net decrease*                                              (17,451)                388             (17,063)

         Net assets available for benefits,
           beginning of year*                                       116,306                (432)            115,874
                                                             --------------       --------------     --------------

           Net assets available for benefits,
              end of year*                                   $       98,855       $         (44)     $       98,811
                                                             ==============       ==============     ==============


* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                   (Unaudited)
                             (Thousands of Dollars)


10. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                        For the Year Ended June 30, 2002
                                                             ------------------------------------------------------
                                                              Participant        Non-Participant
                                                             Directed Funds        Directed                Total
                                                             ----------------   ----------------    ----------------
         Net increase (decrease) of interest in
             collective investment funds                     $       (9,797)      $           1      $       (9,796)
         Interest income                                              1,930                 951               2,881
         Dividend income                                                518                 280                 798
                                                             --------------       -------------      --------------
              Total investment (loss) income*                        (7,349)              1,232              (6,117)
                                                             --------------       -------------      --------------

         Contributions:
           Participants                                              11,197                   0              11,197
           Agway, Inc.*                                                  19                 537                 556
                                                             --------------       -------------      --------------
                                                                     11,216                 537              11,753
                                                             --------------       -------------      --------------

              Total additions*                                        3,867               1,769               5,636
                                                             --------------       -------------      --------------

         Deductions:
           Benefit payments to participants                          15,287               3,552              18,839
           Administrative expenses                                      263                 143                 406
                                                             --------------       -------------      --------------

              Total deductions                                       15,550               3,695              19,245
                                                             --------------       -------------      --------------

         Net decrease*                                              (11,683)             (1,926)            (13,609)

         Net assets available for benefits,
           beginning of year                                        111,731              17,752             129,483
                                                             --------------       -------------      --------------

           Net assets available for benefits,
              end of year*                                   $      100,048       $      15,826      $      115,874
                                                             ==============       =============      ==============

* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               as of June 30, 2003
                             (Thousands of Dollars)


         Col. A                                        Col. B                  Col. C                  Col. D
         -------                                       ------                  ------                  ------
                                                   Balance Held at
                                                   Close of Period                                  Market Value
         Name of Issuer                           (Number of Shares            Cost of             of Each Item at
         and Title of Issue                     or Principal Amount)          Each Item            Close of Period
------------------------------------            --------------------     -----------------       ------------------
U.S. Broad Market Stock Fund:
   BGI U.S. Equity Market Fund                            1,340,693      $           35,198      $           31,654
Bond Fund
   BGI Government/Credit
     Bond Index Fund                                        430,645      $            5,978      $            7,015
Cash Fund:
   BGI Money Market Fund                         $           4,734       $            4,734      $            4,734
   TBC Inc. Pooled Employee Funds                $           2,935                    2,935                   2,935
                                                                         ------------------      ------------------
                                                                         $            7,669      $            7,669
Conservative Growth MAF:
   Vanguard Star Fund
   Conservative Growth Portfolio                            89,495       $            1,244      $            1,222

Aggressive Growth MAF:
   Vanguard Star Fund Growth Portfolio                      41,549       $              727      $              660

U.S. Small Cap Stock Fund:
   BGI Russell 2000 Equity Index Fund                      104,876       $            1,166      $            1,147

International Stock Fund:
   BGI EAFE Equity Index Fund                               17,414       $              294      $              244

Loans to Participants:
   Participant Notes                             $           1,166       $            1,166      $            1,166

Interest Bearing Cash:
   Mellon Late Money Deposit Account                                     $               32      $               32
                                                                         ------------------      ------------------

         INVESTMENTS SUBTOTAL                                            $           53,474      $           50,809
                                                                         ------------------      ------------------





                                     S-1.1

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                    Continued
                               as of June 30, 2003
                             (Thousands of Dollars)

       Col. A                                          Col. B                  Col. C                  Col. D
       -------                                         ------                  ------                  ------
                                                   Balance Held at
                                                   Close of Period                                  Market Value*
       Name of Issuer                             (Number of Shares            Cost of             of Each Item at
       and Title of Issue                       or Principal Amount)          Each Item            Close of Period
------------------------------------            --------------------     ------------------      ------------------
INVESTMENTS SUBTOTAL                                                     $           53,474      $           50,809

Company Securities*:
   Agway, Inc.:
     8% cumulative preferred
       stock - Series B                                    174,420       $           17,442      $           17,442*
   Agway, Inc.:
     9.25% subordinated money
       market certificates,
       due October 31, 2015                      $          10,463                   10,463                  10,463*
     8.00% subordinated money
       market certificates,
       due October 31, 2006                      $           8,753                    8,753                   8,753*
     8.50% subordinated money
       market certificates,
       due October 31, 2003                      $           6,072                    6,072                   6,072*
     8.00% subordinated money
       market certificates,
       due October 31, 2002                      $           2,742                    2,742                   2,742*
     7.50% subordinated money
       market certificates
       due October 1, 2002                       $           2,319                    2,319                   2,319*
                                                                         ------------------      ------------------
         Total Company Securities*                                       $           47,791      $           47,791

              TOTAL INVESTMENTS*                                         $          101,265      $           98,600
                                                                         ==================      ==================

* The amounts noted above do not include deduction for any loss in fair value of the Company Security Fund investments in the Plan years ended June 30, 2003 and 2002. Prior to June 14, 2002, the Plan Sponsor had a practice of repurchasing Agway, Inc. subordinated money market certificates and preferred securities ("Company Securities") at face value when presented prior to maturity; accordingly, face value was considered fair value for these securities. On June 14, 2002, the Company suspended its voluntary practice of repurchasing certain eligible Company Securities when presented for repurchase, and on October 1, 2002, the Company filed for reorganization under Chapter 11 of the U.S Bankruptcy Code. To the Sponsor's knowledge, Company Securities do not currently have an established trading market, though we are aware of offers to purchase claims with the Bankruptcy Court relating to the Company Securities at less than such securities' face value. Fair market value of Company Securities is not presently determinable and it is not presently known when such fair market value will be determined. On February 26, 2004, the Company submitted its amended Chapter 11 Plan and related Disclosure Statement to the U.S. Bankruptcy Court, which was also filed with the Securities and Exchange Commission on a Form 8-K dated March 2, 2004 and is also included on the Company's web site, WWW.AGWAY.COM. The ultimate impact on the value of the Company Security Fund will be determined upon the conclusion of the Company's Chapter 11 Plan, as well as the resolution of litigation presently outstanding, as described in Note 8. The second amended Chapter 11 Plan, which was filed by the Company and confirmed by the Bankruptcy Court on April 21, 2004, estimates recovery of Agway, Inc. subordinated money market certificates of 54% to 66% of stated face value and of 0% for Company preferred stock. Even though the ultimate impact on the value of the Company Security Fund cannot be determined currently, it is likely that, as a result of the confirmation of the Sponsor's amended Chapter 11 Plan, the value of the Company Security Fund will be adversely impacted and this impact is expected to be material. In addition, since June 14, 2002, all participants' contributions to, transfers from, withdrawals from, and new loans based on amounts in the Company Security Fund were suspended. See Changes Impacting the Company Security Fund and Impact of Plan Sponsor Chapter 11 Proceeding in Note 1, Investment Valuation in Note 2 and Note 3, Investments, for discussion of the value of the Company Security Fund.


                                     S-1.2

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
       SCHEDULE H, FORM IV, LINE (j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                        for the year ended June 30, 2003
                             (Thousands of Dollars)

                                                                                    Current Value
                                                                                    of Investment
                                                   Purchase           Selling       on Transaction         Net
                                                     Price             Price             Date          Gain(Loss)
                                                 -------------    --------------    -------------    ------------
Series of Security Transactions
in Excess of 5% of Market Value

TBC Inc. Pooled Employee Fund                          29,959                 0           29,959                 0
TBC Inc. Pooled Employee Fund                               0            28,266           28,266                 0

BGI Money Market Fund                                   6,008                 0            6,008                 0
BGI Money Market Fund                                       0             7,148            7,148                 0

BGI US Equity Market Fund                               4,277                 0            4,277                 0
BGI US Equity Market Fund                                   0            18,210           23,164            (4,954)

BGI Government Corp Index Fund                          4,060                 0            4,060                 0
BGI Government Corp Index Fund                              0             4,276            3,783               493





                                     S-2.1